UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 3, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

(1) PROPOSED NON-PUBLIC ISSUANCE OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION

IN RELATION TO THE PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING;

(3) APPLICATION FOR WHITEWASH WAIVER; AND

(4) PROPOSED AMENDMENTS TO ARTICLES

PROPOSED NON-PUBLIC ISSUANCE OF A SHARES

On 2 February 2021, the Board considered and approved the Non-public Issuance of A Shares, pursuant to which the Company will issue 2,494,930,875 A Shares to CEA Holding for a cash issue price of RMB4.34 per A Share. The proceeds expected to be raised (before deducting relevant issuance expenses) will be not more than RMB10,828,000,000 (inclusive).

The issue price, being the subscription price payable by the Subscriber, shall be RMB4.34 per A Share, which is not less than (i) 80% of the average trading price (rounded up to the nearest two decimal places) of the A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date; and (ii) the latest audited net assets per share attributable to holders of ordinary shares of the parent company of the Company as at the Pricing Benchmark Date (i.e. RMB4.08 per share).

The number of shares to be issued under the Non-public Issuance of A Shares is calculated by dividing the gross proceeds raised from the Non-public Issuance of A Shares by the final issue price. Based on the maximum amount of gross proceeds of RMB10,828,000,000 (inclusive) and assuming the final issue price is RMB4.34 per A Share, the number of shares to be issued under the Non-public Issuance of A Shares will be 2,494,930,875 shares, representing: (i) approximately 22.27% of the Company’s existing A Shares in issue and approximately 15.23% of its existing total share capital in issue as at the date of this announcement; and (ii) approximately 18.21% of the Company’s enlarged A Shares in issue and approximately 13.22% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

CONNECTED TRANSACTION IN RELATION TO THE PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING

According to the proposal of the Non-public Issuance of A Shares, the Company and CEA Holding entered into the A Share Subscription Agreement on 2 February 2021, pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, CEA Holding is the controlling Shareholder which, together with parties acting in concert with it, holds approximately 49.80% of the total number of shares in issue of the Company and therefore is a connected person of the Company under the Hong Kong Listing Rules. Thus, the Non-public Issuance of A Shares under the A Share Subscription Agreement constitutes a connected transaction of the Company and is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The A Shares to be issued under the Non-public Issuance of A Shares will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

IMPLICATIONS UNDER THE TAKEOVERS CODE AND APPLICATION FOR WHITEWASH WAIVER

Upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding in the Company will increase from approximately 49.80% to approximately 56.43%. In the absence of an applicable waiver from the Executive, the Non-public Issuance of A Shares will give rise to an obligation on the part of CEA Holding to make a mandatory general offer for all of the shares in issue of the Company other than those already owned or agreed to be acquired by it under Rule 26.1 of the Takeovers Code.

CEA Holding will apply to the Executive for the Whitewash Waiver from compliance with Rule 26.1 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, is expected to be subject to, among other things, the approval of the Whitewash Waiver by at least 75% of the independent votes that are cast either in person or by proxy at the EGM, and the approval of the Non-public Issuance of A Shares under the A Share Subscription Agreement by more than 50% of the independent votes that are cast either in person or by proxy at the EGM as required under the Takeovers Code. Further, under the Articles, the Non-public Issuance of A Shares under the A Share Subscription Agreement will have to be approved by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

The Non-public Issuance of A Shares will not proceed if the Whitewash Waiver is not granted by the Executive or not approved by at least 75% of the independent votes that are cast either in person or by proxy by the Independent Shareholders at the EGM or the Non-public Issuance of A Shares is not approved by the Independent Shareholders at the EGM and the Class Meetings.

ESTABLISHMENT OF INDEPENDENT BOARD COMMITTEE AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee (comprising Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being all of the independent non-executive Directors) has been formed in accordance with Chapter 14A of the Hong Kong Listing Rules and Rule 2.8 of the Takeovers Code to advise the Independent Shareholders on the Non-public Issuance of A Shares and Whitewash Waiver.

Octal Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Non-public Issuance of A Shares and Whitewash Waiver.

GENERAL MEETING AND CLASS MEETINGS

The EGM will be convened to consider and, if thought fit, approve resolutions relating to, among others, (i) the Non-public Issuance of A Shares under the A Share Subscription Agreement; (ii) the Specific Mandate; (iii) the Whitewash Waiver; and (iv) the proposed amendments to the Articles.

The Class Meetings will be convened to consider and, if thought fit, approve resolutions relating to the Non-public Issuance of A Shares under the A Share Subscription Agreement and the Specific Mandate.

CEA Holding and its associates, parties acting in concert with it, and those who are involved in or interested in the Non-public Issuance of A Shares and/or the Whitewash Waiver will be required to abstain from voting on the corresponding resolutions to be proposed at the EGM and/or the Class Meetings (as the case may be).

OTHER INFORMATION

Shareholders’ attention is also drawn to the overseas regulatory announcements dated 2 February 2021 issued by the Company in relation to the Non-public Issuance of A Shares.

GENERAL

A circular is expected to be despatched to the Shareholders on or before 23 February 2021 in accordance with the Hong Kong Listing Rules and the Takeovers Code, which will contain, among others, (i) details of the Non-public Issuance of A Shares, the Specific Mandate and the Whitewash Waiver; (ii) a letter from the Independent Board Committee; and (iii) a letter of advice from the Independent Financial Adviser.

The completion of the Non-public Issuance of A Shares is subject to the satisfaction of certain conditions precedent, including but not limited to the approvals of the relevant state-owned assets supervision bodies, the CSRC and the East China Regional Administration of the Civil Aviation Administration of China, the grant of the Whitewash Waiver by the Executive, and the approval by the Independent Shareholders of the Non- public Issuance of A Shares and the Whitewash Waiver. There is no assurance that the Non- public Issuance of A Shares will proceed. Investors are advised to exercise caution when dealing in the shares of the Company.

PROPOSED NON-PUBLIC ISSUANCE OF A SHARES

On 2 February 2021, the Board considered and approved the Non-public Issuance of A Shares, pursuant to which the Company will issue 2,494,930,875 A Shares (representing approximately 15.23% of the total number of existing shares in issue of the Company) to CEA Holding for a cash issue price of RMB4.34 per A Share. The proceeds expected to be raised (before deducting relevant issuance expenses) will be not more than RMB10,828,000,000 (inclusive).

The A Shares to be issued under the Non-public Issuance of A Shares will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

Detailed proposal of the Non-public Issuance of A Shares is as follows:

Proposal of the Non-public Issuance of A Shares

(1)	Type and par value of shares to be issued

The shares to be issued under the non-public issuance are domestically listed ordinary shares (A Shares) denominated in RMB, with par value of RMB1.00 each. The aggregate par value of the A Shares to be issued under the Non-public Issuance of A Shares will be RMB2,494,930,875.

(2)	Method and time of issuance

The Non-public Issuance of A Shares is undertaken by way of non-public issuance to a specific subscriber, namely CEA Holding. The Company will issue A Shares to the Subscriber at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

(3)	Subscriber and Method of subscription

The Subscriber of the Non-public Issuance of A Shares is CEA Holding, which will subscribe for all the A Shares to be issued under the Non-public Issuance of A Shares. The Subscriber of the Non-public Issuance of A Shares will make one-off subscription by cash.

(4)	Pricing Benchmark Date, pricing principles and issue price

The Pricing Benchmark Date of the Non-public Issuance of A Shares shall be the announcement date of the resolutions passed at the ninth meeting of the ninth session of the Board on 2 February 2021. The issue price, being the subscription price payable by the Subscriber, shall be RMB4.34 per A Share, which is not less than (i) 80% of the average trading price (rounded up to the nearest two decimal places) of the A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date (which is calculated by dividing the total trading amount of A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date by the total trading volume of A Shares for the same period); and (ii) the latest audited net assets per share attributable to holders of ordinary shares of the parent company of the Company as at the Pricing Benchmark Date (i.e. RMB4.08 per share).

As at the date of this announcement, the closing price per A Share quoted on the Shanghai Stock Exchange was RMB4.62 and the closing price per H Share quoted on the Hong Kong Stock Exchange was HK$3.20.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the Pricing Benchmark Date of the Non-public Issuance of A Shares to the issuance date, the issue price shall be adjusted on ex-right or ex- dividend basis.

(5)	Subscriber and number of shares to be issued

The Subscriber of the Non-public Issuance of A Shares is CEA Holding, which has agreed to subscribe for all the A Shares to be issued under the Non-public Issuance of A Shares.

The number of shares to be issued under the Non-public Issuance of A Shares is calculated by dividing the gross proceeds raised from the Non-public Issuance of A Shares by the final issue price. Based on the maximum amount of gross proceeds of RMB10,828,000,000 (inclusive) and assuming the final issue price is RMB4.34 per A Share, the number of shares to be issued under the Non-public Issuance of A Shares will be 2,494,930,875 shares, representing:

(i) approximately 22.27% of the Company’s existing A Shares in issue and approximately 15.23% of its existing total share capital in issue as at the date of this announcement; and

(ii) approximately 18.21% of the Company’s enlarged A Shares in issue and approximately 13.22% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

In light of the regulatory requirements of the CSRC, the maximum number of shares to be issued under the Non-public Issuance of A Shares will be no more than 30% of the total number of existing shares in issue of the Company.

(6)	Amount and use of proceeds

The gross proceeds to be raised from the Non-public Issuance of A Shares (before deducting relevant issuance expenses) will be not more than RMB10,828,000,000. After deducting relevant issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares are intended to be used in the following items:

No.	Name of items	Proposed amount of proceeds to be applied
		(RMB million)
1	Supplementing the working capital	4,828
2	Repaying debtsNote	6,000
	Total	10,828

Note:

The details of proceeds to be used for repayment of debts are as follows: (i) RMB2,000 million will be used for repayment of the super short-term debentures issued on 4 June 2020 with the maturity date on 1 March 2021; (ii) RMB2,000 million will be used for repayment of the super short-term debentures issued on 1 December 2020 with the maturity date on 1 June 2021; and (iii) RMB2,000 million will be used for repayment of the bank loans made from China Development Bank during the period from 30 June 2020 to 31 July 2020 with the repayment date on 29 June 2021.

If the proceeds from the Non-public Issuance of A Shares is not received by the Company by the time it is required to make the repayment of the corresponding bank loans and meet the other interest-bearing liabilities, the Company will repay such loans and liabilities by the self- owned funds first and will replenish the funds upon receipt of the proceeds from the Non- public Issuance of A Shares. Within the scope permitted by relevant laws and regulations and pursuant to the authorization granted by the EGM and the Class Meetings, the Board is entitled to adjust or determine the specific arrangements of the proceeds, including the use of the proceeds and the amount applied.

(7)	Lock-up period

The Subscriber undertakes to subscribe for the A Shares to be issued under the Non-public Issuance of A Shares, and will not transfer such A Shares within thirty-six (36) months from the completion date of the Non-public Issuance of A Shares. If there is any requirement on the lock-up and/or transfer restrictions of the A Shares subscribed by the Subscriber upon expiration of the said lock-up period from the relevant regulatory authorities, such other requirements shall be complied with. The same lock-up arrangement shall also apply to A Shares derived from the A Shares subscribed by the Subscriber under Non-public Issuance of A Shares in the circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company.

In the event of the reduction of shareholding in the A Shares subscribed by the Subscriber upon expiration of the lock-up period, the Subscriber is required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Rules Governing the Listing Stocks on the Shanghai Stock Exchange, as well as the Articles of the Company.

(8)	Place of listing

The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the A Shares to be issued pursuant to the Non-public Issuance of A Shares. Upon expiration of the lock-up period, the A Shares to be issued under the Non-public Issuance of A Shares will be listed and traded on the Shanghai Stock Exchange.

(9)	Arrangement of accumulated undistributed profits before the Non-public Issuance of A Shares

Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of A Shares upon completion of the Non-public Issuance of A Shares.

(10)	Validity period of the resolutions of Non-public Issuance of A Shares

The resolutions in relation to the Non-public Issuance of A Shares shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved at the EGM and the Class Meetings.

CONNECTED TRANSACTION IN RELATION TO THE PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING

According to the proposal of the Non-public Issuance of A Shares, the Company and CEA Holding entered into the A Share Subscription Agreement on 2 February 2021, pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares.

Major Terms of the A Share Subscription Agreement

The major terms of the A Share Subscription Agreement are the same as the proposal of the Non- public Issuance of A Shares disclosed above. Other major terms of the A Share Subscription Agreement are as follows:

Payment:	Upon the satisfaction of all the conditions precedent stipulated in the A Share Subscription Agreement, CEA Holding shall subscribe for the A Shares issued by the Company in accordance with the A Share Subscription Agreement and make payment for such subscription into the designated bank account within five business days upon receipt of the payment notice of the subscription.

Conditions precedent:

The A Share Subscription Agreement will become effective when it is duly signed by the Company and CEA Holding and all the following conditions are fulfilled:

(i)  the Non-public Issuance of A Shares has been considered and approved by the Board and the board of directors of CEA Holding;

(ii)  the Non-public Issuance of A Shares has been approved by the relevant state-owned assets supervision bodies;

(iii)   the requisite resolution has been passed by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting approving the Non- public Issuance of A Shares under the A Share Subscription Agreement, the Specific Mandate and all the related and ancillary resolutions;

(iv) the requisite resolution has been passed by at least 75% of the votes cast on a poll by the Independent Shareholders at the EGM approving the Whitewash Waiver and all the related and ancillary resolutions;

(v)   the requisite resolution has been passed by at least two-thirds of the votes cast on a poll by the Independent Shareholders at the EGM approving the waiver in respect of the general offer obligation over the A Shares by CEA Holding to be triggered as a result of the Non-public Issuance of A Shares under the relevant laws and regulations in the PRC;

(vi) the Non-public Issuance of A Shares has been approved by the East China Regional Administration of the Civil Aviation Administration of China;

(vii)  the Non-public Issuance of A Shares has been approved by the CSRC; and

(viii)  the grant of the Whitewash Waiver by the SFC in accordance with the Takeovers Code and such waiver has not been revoked prior to completion of the Non-public Issuance of A Shares.

All of the conditions precedent in items (i) to (viii) above are non- waivable.

In relation to condition (v) above, the Non-public Issuance of A Shares complies with section 63 of the Measures for the Administration of the Takeover of Listed Companies (《上市公司收購管理辦法》) and the relevant rules regarding the exemptions from submitting a general offer waiver application to the CSRC. Upon passing of the requisite resolution at the EGM approving the waiver in respect of the general offer obligation over the A Shares on CEA Holding being triggered as a result of the Non-public Issuance of A Shares, and CEA Holding undertakes to comply with the lock-up period as set out in the paragraph headed “Proposal of the Non-public Issuance of A Shares — (7) Lock-up period” in this announcement, CEA Holding is exempted from submit an application to the CSRC for waiver from the general offer obligation to the CSRC.

As at the date of this announcement, the Non-public Issuance of A Shares has been considered and approved by the Board and the board of directors of CEA Holding. All other conditions under the A Shares Subscription Agreement have neither been waived nor fulfilled.

Under the Hong Kong Listing Rules, the resolutions for the approval of the Non-public Issuance of A Shares under the Specific Mandate are required to be approved by a simple majority of the votes that are cast either in person or by proxy by the Independent Shareholders at the EGM, the A Shares Class Meeting and the H Shares Class Meeting.

The Whitewash Waiver, if granted by the Executive, is expected to be subject to, among other things, the approval of the Whitewash Waiver by at least 75% of the independent votes that are cast either in person or by proxy at the EGM, and the approval of the Non-public Issuance of A Shares under the A Share Subscription Agreement by more than 50% of the independent votes that are cast either in person or by proxy at the EGM as required under the Takeovers Code. Further, under the Articles, the Non-public Issuance of A Shares under the A Shares Subscription Agreement will have to be approved by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM, the A Shares Class Meeting and the H Shares Class Meeting.

Liability for breach of contract:	Save for otherwise caused by any force majeure event, it shall constitute a breach of the A Share Subscription Agreement if any party fails to perform its obligations or undertakings under the A Share Subscription Agreement or the statements or guarantees made are false or materially incorrect.

If any party breaches the obligations, statements, guarantees or undertakings under the A Share Subscription Agreement, it shall constitute a breach of the agreement, and the non-defaulting party shall be entitled to require the breaching party to bear the liability for such breach. When the breach is caused by any force majeure event, the breaching party shall not be liable. After the A Share Subscription Agreement comes into effect, if CEA Holding gives up the subscription of the Non-public Issuance of A Shares without justified reasons, CEA Holding shall pay the Company damages. In the event of any deficiency in the actual amount paid by CEA Holding, the Company is entitled to damages equivalent to 1% of the unpaid amount (namely, the subscription amount minus the actual amount paid).

The non-fulfilment of any of the conditions precedent above shall not constitute any breach of the A Share Subscription Agreement by any party.

In the event of any material adverse change in the operation of the Company occurs during the process of the Non-public Issuance of A Shares, CEA Holding shall be entitled to give up the subscription and will not constitute a breach of contract.

REASONS FOR AND BENEFITS OF THE NON-PUBLIC ISSUANCE OF A SHARES

The net proceeds of the Non-public Issuance of A Shares will be used to supplement the working capital and repay the debts of the Company. The Non-public Issuance of A Shares will satisfy the Company’s capital needs for its operation and development, further strengthen the comprehensive capabilities, realize the sustainable development, enhance the core competence of long-term sustainable development, and effectively increase the resilience to risk of the Company.

In addition, the Non-public Issuance of A Shares will enable the Company to lower its amount of debt, thereby improving the capital structure, reducing the gearing ratio, controlling financial costs, relieving the debt financing pressure caused by the capital demands, and eventually enhancing the financial stability of the Company.

The outbreak of COVID-19 in early 2020 has caused great impact on the global macro-economy and the aviation industry, and the Company is facing an unprecedented severe situation. Under such context, CEA Holding, as the controlling Shareholder of the Company, has decided to provide more support to the Company and will subscribe for all of the A Shares to be issued under the Non-public Issuance of A Shares. This shows the confidence of the controlling Shareholder in the long-term development of the Company and its long standing support of the development of the Company. The Directors believe that the Non-public Issuance of A Shares will thus further enhance the investment value of the Company, which will maximize the interests of the Shareholders and effectively safeguard the interests of the minority Shareholders.

Based on the foregoing, the Directors (excluding the independent non-executive Directors, who will give their advice after considering the recommendations of the Independent Financial Adviser) are of the opinion that the terms of the A Share Subscription Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

EFFECT OF NON-PUBLIC ISSUANCE OF A SHARES ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following sets out the shareholding structure of the Company (i) as at the date of this announcement; and (ii) immediately after completion of the Non-public Issuance of A Shares (assuming no other change in the number of issued shares in the Company from the date of this announcement to the completion of the Non-public Issuance of A Shares):

	As at the date of this announcement			Immediately after completion of the Non-public Issuance of A Shares
	Number of shares held		Approximate percentage of the total number of shares in issue	Number of shares held		Approximate percentage of the total number of shares in issue
CEA Holding and parties acting in concert with itNote [1]	5,530,243,960 (A Shares	)	33.76%	8,025,174,835 (A Shares	)	42.52%
	2,626,240,000 (H Shares	)	16.03%	2,626,240,000 (H Shares	)	13.91%

Subtotal	8,156,483,960		49.80%	10,651,414,835		56.43%

Juneyao GroupNote [2]	1,120,273,142 (A Shares	)	6.84%	1,120,273,142 (A Shares	)	5.94%
	558,769,777 (H Shares	)	3.41%	558,769,777 (H Shares	)	2.96%

Subtotal	1,679,042,919		10.25%	1,679,042,919		8.90%

Other public Shareholders	4,552,214,324 (A Shares	)	27.79%	4,552,214,324 (A Shares	)	24.12%
	1,991,768,000 (H Shares	)	12.16%	1,991,768,000 (H Shares	)	10.55%

Subtotal	6,543,982,324		39.95%	6,543,982,324		34.67%

Total	16,379,509,203		100%	18,874,440,078		100%

Note 1:

As at the date of this announcement, CEA Holding and parties acting in concert with it hold 8,156,483,960 shares of the Company in aggregate, representing approximately 49.80% of the total number of shares in issue of the Company, among which:

(i)	CEA Holding directly holds 5,072,922,927 A Shares;

(ii)

CES Finance Holding Co. Ltd. directly holds 457,317,073 A Shares. CES Finance Holding Co. Ltd. is a wholly- owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding;

(iii)

CES Global Holdings (Hong Kong) Limited directly holds 2,626,240,000 H Shares. CES Global Holdings (Hong Kong) Limited is a wholly-owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding; and

(iv)

Mr. Li Yangmin directly holds 3,960 A Shares in the capacity of beneficial owner. Mr. Li Yangmin is a director of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding.

Note 2:

As at the date of this announcement, Juneyao Group directly holds 311,831,909 A Shares and indirectly holds (i) 219,400,137 A Shares through Juneyao Airlines Co., Ltd.; (ii) 589,041,096 A Shares through Shanghai Jidaohang Enterprise Management Company Limited; (iii) 546,769,777 H Shares through Shanghai Juneyao Airline Hong Kong Limited; and (iv) 12,000,000 H Shares through Juneyao Airlines Co., Ltd. Therefore, Juneyao Group directly and indirectly hold approximately 10.25% of the shares of the Company in aggregate. Accordingly, Juneyao Group shall be regarded as a core connected person of the Company and thus the shares held by it shall not be regarded as being in public hands.

Immediately after completion of the Non-public Issuance of A Shares, Juneyao Group directly and indirectly hold approximately 8.90% in the enlarged total share capital in issue of the Company and thus the shares held by it will be regarded as being in public hands.

Note 3:	The public float is expected to be 43.57% upon completion of the Non-public Issuance of A Shares.

Note 4:	Any discrepancies in this table between totals and sums of amounts listed in the table above are due to rounding.

Upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding in the Company will increase from approximately 49.80% to approximately 56.43%. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged.

Upon completion of the Non-public Issuance of A Shares, pursuant to the information of the Company available in public and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1) (a) of the Hong Kong Listing Rules.

SECURITIES OF THE COMPANY

As at the date of this announcement, the Company has 16,379,509,203 shares in issue, comprising 11,202,731,426 A Shares and 5,176,777,777 H Shares. Save as aforesaid, the Company has no other outstanding shares, options, warrants, derivatives or other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) that carry a right to subscribe for or which are convertible into shares of the Company.

PROCEEDS RAISED OVER THE PAST 12 MONTHS

During the 12 months prior to the date of this announcement, the Company did not conduct any financing activities involving the issue of equity securities.

PROPOSED AMENDMENTS TO THE ARTICLES

Upon completion of the Non-public Issuance of A Shares, there will be changes in the Company’s registered capital, total amount of shares and etc. In light of the aforementioned circumstances, the Board proposed to seek the approval of the Shareholders at the EGM in respect of authorizing the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman or the authorized persons of the chairman) upon completion of the Non-public Issuance of A Shares, pursuant to the results of the Non-public Issuance of A Shares, to make necessary amendments to the relevant terms in the Articles, and perform in time the obligations of disclosure of relevant information.

The amendments to the Articles will become effective subject to the Shareholders’ approval at the EGM and the completion of the Non-public Issuance of A Shares.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, CEA Holding is the controlling Shareholder which, together with parties acting in concert with it, holds approximately 49.80% of the total number of shares in issue of the Company, and therefore is a connected person of the Company under the Hong Kong Listing Rules. Thus, the Non-public Issuance of A Shares under the A Share Subscription Agreement constitutes a connected transaction of the Company and is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Jiang Jiang, being the Directors of the Company, are also the directors of CEA Holding, and therefore are regarded as having a material interest in the Non-public Issuance of A Shares under the A Share Subscription Agreement and thus have abstained from voting on the Board resolutions to approve the Non-public Issuance of A Shares under the A Share Subscription Agreement. Save as disclosed above, none of the Directors has any material interest in the Non-public Issuance of A Shares and hence no other Director has abstained on voting such Board resolutions.

The A Shares to be issued under the Non-public Issuance of A Shares will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

IMPLICATIONS UNDER THE TAKEOVERS CODE AND APPLICATION FOR WHITEWASH WAIVER

As at the date of this announcement, CEA Holding and parties acting in concert with it directly and indirectly hold approximately 49.80% of the total number of shares in issue of the Company. Upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding (and parties acting in concert with it) in the Company will increase from approximately 49.80% to approximately 56.43%. In the absence of an applicable waiver from the Executive, the Non- public Issuance of A Shares will give rise to an obligation on the part of CEA Holding to make a mandatory general offer for all of the shares in issue of the Company other than those already owned or agreed to be acquired by it under Rule 26.1 of the Takeovers Code.

CEA Holding will apply to the Executive for the Whitewash Waiver from compliance with Rule 26.1 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, is expected to be subject to, among other things, the approval of the Whitewash Waiver by at least 75% of the independent votes that are cast either in person or by proxy at the EGM, and the approval of the Non-public Issuance of A Shares under the A Share Subscription Agreement by more than 50% of the independent votes that are cast either in person or by proxy at the EGM as required under the Takeovers Code. Further, under the Articles, the Non-public Issuance of A Shares under the A Share Subscription Agreement will have to be approved by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. The Non-public Issuance of A Shares will not proceed if the Whitewash Waiver is not granted by the Executive or not approved by at least 75% of the independent votes that are cast either in person or by proxy by the Independent Shareholders at the EGM or the Non-public Issuance of A Shares is not approved by the Independent Shareholders at the EGM and the Class Meetings.

As at the date of this announcement, the Company does not believe that the Non-public Issuance of A Shares gives rise to any concerns in relation to compliance with other applicable rules or regulations (including the Hong Kong Listing Rules). If a concern should arise after the release of this announcement, the Company will endeavour to resolve the matter to the satisfaction of the relevant authority as soon as possible but in any event before the despatch of the circular in respect of the Whitewash Waiver. The Company notes that the Executive may not grant the Whitewash Waiver if the Non-public Issuance of A Shares does not comply with other applicable rules and regulations. CEA Holding and its associates, parties acting in concert with it, and those who are involved in or interested in the Non-public Issuance of A Shares and/or the Whitewash Waiver will be required to abstain from voting on the corresponding resolutions to be proposed at the EGM and/or the Class Meetings (as the case may be).

ADDITIONAL DISCLOSURE OF INTEREST

As at the date of this announcement, other than the A Shares to be subscribed by CEA Holding pursuant to the A Share Subscription Agreement and 8,156,483,960 shares of the Company currently held by CEA Holding and parties acting in concert with it, CEA Holding confirms that:

(i)

none of CEA Holding or parties acting in concert with it has dealt in any shares of the Company, acquired or entered into any agreement to acquire any voting rights in the Company within the six months immediately prior to the date of this announcement;

(ii)

none of CEA Holding or parties acting in concert with it has entered into or will enter into any disqualifying transaction (as defined under paragraph 3 of Schedule VI of the Takeovers Code) that may prevent the Executive from granting a whitewash waiver or invalidate any granted whitewash waiver within the six months immediately prior to the date of this announcement;

(iii)

none of CEA Holding or parties acting in concert with it will make any acquisitions or disposals of voting rights in the Company in the period between this announcement and the completion of the Non-public Issuance of A Shares;

(iv)	there is no holding of voting rights in the Company or rights over any shares of the Company which is owned, controlled or directed by CEA Holding or any person acting in concert with CEA Holding;

(v)

none of CEA Holding or parties acting in concert with it has received any irrevocable commitment from any person to vote for or against the resolutions approving the Non-public Issuance of A Shares and/or the Whitewash Waiver;

(vi)

CEA Holding and parties acting in concert with it do not hold any outstanding options, warrants, derivatives or any securities that are convertible into shares of the Company or any derivatives in respect of securities in the Company;

(vii)	there is no outstanding derivative in respect of the securities of the Company which has been entered into by any of CEA Holding and parties acting in concert with it;

(viii)

save for the Non-public Issuance of A Shares, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of the Company or shares of any of CEA Holding and parties acting in concert with it and which might be material to the transactions contemplated under the Non-public Issuance of A Shares or the Whitewash Waiver;

(ix)

save for the aggregate subscription price payable under the A Share Subscription Agreement, none of CEA Holding or parties acting in concert with it has paid or will pay any other considerations, compensations or benefits in whatever form to the Company or any parties acting in concert with it in relation to the Non-public Issuance of A Shares;

(x)

none of CEA Holding or parties acting in concert with it has entered into any understanding, arrangement, agreement which constitutes special deal (as defined under Rule 25 of the Takeovers Code) with any of the Shareholders;

(xi)

none of the Company, its subsidiaries or associated companies has entered into any understanding, agreement, arrangement which constitutes special deal (as defined under Rule 25 of the Takeovers Code) with any of the Shareholders;

(xii)

save for the A Share Subscription Agreement, there are no agreements or arrangements to which CEA Holding is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition under the Non-public Issuance of A Shares or the Whitewash Waiver; and

(xiii)	none of CEA Holding or parties acting in concert with it has borrowed or lent any shares of the Company or relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of the Company.

ESTABLISHMENT OF INDEPENDENT BOARD COMMITTEE AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Pursuant to Rule 2.8 of the Takeovers Code, members of the independent committee of the Board should comprise all non-executive Directors who have no interest in the Non-public Issuance of A Shares and Whitewash Waiver other than as a Shareholder.

The Independent Board Committee (comprising Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being all of the independent non-executive Directors) has been formed in accordance with Chapter 14A of the Hong Kong Listing Rules and Rule 2.8 of the Takeover Code to advise the Independent Shareholders on the Non-public Issuance of A Shares and Whitewash Waiver.

Octal Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Non-public Issuance of A Shares and Whitewash Waiver.

EGM AND CLASS MEETINGS

The EGM will be convened to consider and, if thought fit, approve resolutions relating to, among others, (i) the Non-public Issuance of A Shares under the A Share Subscription Agreement; (ii) the Specific Mandate; (iii) the Whitewash Waiver; and (iv) the proposed amendments to the Articles.

The Class Meetings will be convened to consider and, if thought fit, approve resolutions relating to the Non-public Issuance of A Shares under the A Share Subscription Agreement and the Specific Mandate.

CEA Holding and its associates, parties acting in concert with it, and those who are involved in or interested in the Non-public Issuance of A Shares and/or the Whitewash Waiver will be required to abstain from voting on the corresponding resolutions to be proposed at the EGM and/or the Class Meetings (as the case may be).

A circular is expected to be despatched to the Shareholders on or before 23 February 2021 in accordance with the Hong Kong Listing Rules and the Takeovers Code, which will contain, among others, (i) details of the Non-public Issuance of A Shares, the Specific Mandate and the Whitewash Waiver; (ii) a letter from the Independent Board Committee; and (iii) a letter of advice from the Independent Financial Adviser.

The completion of the Non-public Issuance of A Shares is subject to the satisfaction of certain conditions precedent, including but not limited to the approvals of the relevant state-owned assets supervision bodies, the CSRC and the East China Regional Administration of the Civil Aviation Administration of China, the grant of the Whitewash Waiver by the Executive, and the approval by the Independent Shareholders of the Non-public Issuance of A Shares and the Whitewash Waiver. There is no assurance that the Non-public Issuance of A Shares will proceed. Investors are advised to exercise caution when dealing in the shares of the Company.

ANNOUNCEMENT PREVIOUSLY ISSUED ON ESTIMATED LOSS FOR THE YEAR 2020

Reference is made to the Estimated Loss Announcement, which was published on 29 January 2021. With the publication of this announcement in relation to the Non-public Issuance of A Shares and the application for the Whitewash Waiver, information contained in the Estimated Loss Announcement now constitutes a profit forecast under Rule 10 of the Takeovers Code, and is required to be reported on in accordance with Rule 10.3(d) of the Takeovers Code.

As the Estimated Loss Announcement was published before the date of this announcement, the Company could not have complied with the reporting requirements as set out in Rule 10.3 of the Takeovers Code at the time of publication. As a result, the Estimated Loss Announcement was published on 29 January 2021 without fully complying with the relevant requirements under Rule 10 of the Takeovers Code, including but not limited to the requirement for the profit forecast in the Estimated Loss Announcement to be separately reported on by the Company’s auditors or accountants and independent financial adviser.

The profit forecast as contained in the Estimated Loss Announcement will be reported on in accordance with Rule 10 of the Takeovers Code as soon as practicable and the relevant reports will be set out in the next document to be sent to the Shareholders in relation to the Non-public Issuance of A Shares, unless the annual report and audited financial statements of the Company for the year ended 31 December 2020 has been published prior to such next document to be sent to the Shareholders.

Shareholders and potential investors of the Company should note that the information contained in the Estimated Loss Announcement does not meet the standard required by Rule 10 of the Takeovers Code and has not been reported on in accordance with the Takeovers Code. Therefore, the information contained in the Estimated Loss Announcement should not be relied upon as a forecast of any future profitability or other financial position of the Company. Shareholders and potential investors of the Company should therefore exercise caution when reading and interpreting the Estimated Loss Announcement and when assessing the merits and demerits of the Non-public Issuance of A Shares and/or when dealing or investing in the shares or other securities of the Company.

OTHER INFORMATION

Shareholders’ attention is also drawn to the overseas regulatory announcements dated 2 February 2021 issued by the Company in relation to the Non-public Issuance of A Shares.

Reference is made to the range of “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ended 31 December 2020 (collectively, the “FY2020 Unaudited and Estimated Range of Net Profits”), the “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ended 31 December 2020 and for the year ending 31 December 2021 (together the “Relevant Information”) under section VIII headed “Dilution of Current Returns by the Non-public Issuance of A Shares and Remedial Measures ( 本次非公開發行 A 股股票攤薄即期回報及填補措施 )” in the announcement headed “Proposal for Non-public Issuance of A Shares in 2021” and the announcement headed “Dilution of Current Returns by the Non-public Issuance of Shares and Remedial Measures” (“A Share Announcements”) in Chinese issued by the Company and published on the website of the Shanghai Stock Exchange (www.sse.com.cn) on 2 February 2021 in relation to the Non-public Issuance of A Shares. A copy of the A Share Announcements (together with a translation in English) was also published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) as overseas regulatory announcements on 2 February 2021. While the Relevant Information constitutes profit forecast under Rule 10 of the Takeovers Code, Shareholders and other investors should note that the Relevant Information has not been prepared to a standard required under Rule 10 of the Takeovers Code and has not been reported on in accordance with Rule 10. As the FY2020 Unaudited and Estimated Range of Net Profits also appear on the Estimated Loss Announcement, they will be reported on as part of the profit forecast contained in the Estimated Loss Announcement in accordance with Rule 10 of the Takeovers Code as soon as practicable and the relevant reports will be set out in the next document to be sent to the Shareholders in relation to the Non-public Issuance of A Shares, unless the annual report and audited financial statements of the Company for the year ended 31 December 2020 has been published prior to such next document to be sent to the Shareholders. The Relevant Information other than the FY2020 Unaudited and Estimated Range of Net Profits will not be reported on in accordance with Rule 10. Therefore, the Relevant Information should not be relied upon as a forecast of any future profitability or other financial position of the Company. Shareholders and other investors should exercise caution when reading and interpreting the Relevant Information and when assessing the merits or demerits of the Non-public Issuance of A Shares and dealing or investing in the shares or other securities of the Company.

An application has been made to the Executive for a waiver from the reporting on requirements set out in Rule 10 of the Takeovers Code, and the Executive has indicated that it is minded to grant such waiver.

GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

In October 2020, CEA Holding entered into an agreement regarding capital increase in CEA Holding with the relevant parties, pursuant to which the investors agreed to make the capital contribution of RMB31 billion in aggregate in cash to CEA Holding. As at the date of this announcement, the industrial and commercial registration of change in the PRC for the above- mentioned capital increase in CEA Holding has not been completed.

As at the date of this announcement, the controlling shareholder and the actual controller of CEA Holding is SASAC, and CEA Holding is owned:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Holding Company Limited* ( 國壽投資控股有限公司 ), which is directly wholly-owned by China Life Insurance (Group) Company* ( 中 國 人 壽保險 ( 集團 ) 公司 ) and ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. * ( 上海久事 ( 集團 ) 有限公司 ), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* ( 中國國新資產管理有限公司 ), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* ( 中國國新控股有限責任公司 ) and ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* ( 中國旅遊集團有限公司 ), which is directly wholly-owned by SASAC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“A Shareholder(s)”	means the holders of A Shares

“A Share(s)”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“A Share Announcement”	has the meaning ascribed to it in the section headed “Other Information”

“A Shareholders Class Meeting”	means the class meeting to be convened for the holders of A Shares on 29 March 2021 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Specific Mandate

“A Share Subscription Agreement”	means the conditional share subscription agreements in respect of the Non-public Issuance of A Shares entered into between the Company and CEA Holding on 2 February 2021, pursuant to which, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares of the Company

“acting in concert”	has the meaning as defined in the Takeovers Code; and the term “concert parties” shall be construed accordingly

“Articles”	means the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of directors of the Company

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling Shareholder

“CSRC”	means China Securities and Regulatory Commission

“Class Meetings”	means the A Shareholders Class Meeting and the H Shareholders Class Meeting

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling Shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	means the director(s) of the Company

“EGM”	means the extraordinary general meeting of the Company to be convened on 29 March 2021 to consider, and if thought fit, approve (among others) (i) the Non-public Issuance of A Shares under the A Share Subscription Agreement; (ii) the Specific Mandate; (iii) the Whitewash Waiver; and (iv) the proposed amendments to the Articles

“Estimated Loss Announcement”	the announcement of the Company dated 29 January 2021 pursuant to the Inside Information Provisions in Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Hong Kong Listing Rules in relation to the unaudited estimated loss of the Company for the year ended 31 December 2020

“Executive”	means the executive director of the Corporate Finance Division of the SFC from time to time and any delegate of such executive director

“Group”	means the Company and its subsidiaries

“H Shareholder(s)”	means holders of H Shares

“H Share(s)”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“H Shareholders Class Meeting”	means the class meeting to be convened for the holders of H Shares on 29 March 2021 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares and the Specific Mandate

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Non-public Issuance of A Shares”	means the proposed issuance of 2,494,930,875 A Shares of the Company to CEA Holding, details of which are set out in the section headed “Proposed Non-public Issuance of A Shares” in this announcement

“Independent Board Committee”	means the independent board committee of the Company comprising Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being all of the independent non-executive Directors, which is formed in accordance with the Hong Kong Listing Rules and the Takeovers Code to advise the Independent Shareholders on the Non-public Issuance of A Shares under the A Share Subscription Agreement and the Whitewash Waiver

“Independent Financial Adviser”	means Octal Capital Limited, acting as an independent financial adviser to the Independent Board Committee and Independent Shareholders on the Non-public Issuance of A Shares under the A Share Subscription Agreement and the Whitewash Waiver, which is a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance

“Independent Shareholders”	means the Shareholders, other than (i) CEA Holding and its associates and concert parties (namely Mr. Li Yangmin (a director of CEA Holding), and CES Finance Holding Co. Ltd. and CES Global Holdings (Hong Kong) Limited (two wholly-owned subsidiaries of CEA Holding)); and (ii) the Shareholders who are involved in or interested in the Non-public Issuance of A Shares and/or the Whitewash Waiver

“JuneYao Group”	means Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤 ( 集團 ) 有限 公 司 ), which is ultimately owned as to approximately 36.14%, 35.63%, 24.09%, 4.02% and 0.12% by Wang Junjin ( 王均金 ), Wang Han ( 王瀚 ), Wang Junhao ( 王均豪 ), Wang Chao ( 王超 ) and Wang Yingying ( 王瀅瀅 ), respectively

“PRC”	means the People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Pricing Benchmark Date”	means 2 February 2021, being the announcement date of the resolutions passed at the ninth meeting of the ninth session of the Board

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council ( 國務院國有資產監督管理委員會 )

“SFC”	means the Securities and Futures Commission of Hong Kong

“Shanghai Trading Days”	means a day on which the Shanghai Stock Exchange is open for trading of shares

“Shareholder(s)”	means the shareholder(s) of the Company

“Specific Mandate”	means the specific mandate to be granted by the Independent Shareholders at the EGM and the Class Meetings to the Board in relation to the Non-public Issuance of A Shares

“Subscriber”	means CEA Holding, which will subscribe for all of the A Shares to be issued under the Non-public Issuance of A Shares in accordance with the A Share Subscription Agreement

“Takeovers Code”	means the Code on Takeovers and Mergers

“Whitewash Waiver”	means a waiver from the Executive pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code of the obligation on the part of CEA Holding to make a general offer for all shares and other equity share capital of the Company (other than those already owned or agreed to be acquired by CEA Holding and its concert parties) as a result of the allotment and issue of the A Shares under the A Share Subscription Agreement

“%”	means per cent

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 2 February 2021

As at the date of this announcement, the Directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

As at the date of this announcement, the directors of CEA Holding include Liu Shaoyong (Chairman), Li Yangmin, Tang Bing, Chen Feihu, Li Hao, Lin Wanli, Wang Bin, Guo Jianfei, Wan Min, Zhou Yubo and Jiang Jiang.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to CEA Holding and parties acting in concert with it, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of CEA Holding jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to the Company, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.